Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-257872

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated July 22, 2021 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus dated July 22, 2021 to which it relates from documents filed with securities commissions or similar authorities in Canada and with the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel of Greenbrook TMS Inc. at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4 (telephone: (416) 915-9100), and are also available electronically at www.sedar.com and www.sec.gov.

PROSPECTUS supplement
to the short form base shelf prospectus dated JULY 22, 2021

Secondary Offering	July 27, 2021

GREENBROOK TMS INC.

2,353,347 Common Shares

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated July 22, 2021 (the “Shelf Prospectus”), relates to the periodic resale of common shares (“Shares”) in the capital of Greenbrook TMS Inc. (“Greenbrook” or the “Company”) by the Selling Shareholders (as defined under the heading “Selling Shareholders”) during the 25-month period that the Shelf Prospectus, including any amendments thereto, remains effective (the “Secondary Offering”). This Prospectus Supplement covers resales by the Selling Shareholders, from time to time, of up to 2,353,347 Shares (“Registrable Shares”) originally purchased from the Company by the Selling Shareholders, on a private placement basis, on June 14, 2021 (the “Private Placement”). See “Plan of Distribution” and “Selling Shareholders”. In connection with the Private Placement, the Company and the Selling Shareholders entered into a resale registration rights agreement (the “Registration Rights Agreement”) dated as of June 14, 2021. See “Recent Developments”. The participation of any Selling Shareholder in the filing of this Prospectus Supplement is not an indication of such Selling Shareholder’s intention to sell the Registrable Shares at any particular time or in any particular amount. Greenbrook agreed in the Registration Rights Agreement to bear all fees and expenses incident to the registration of the Registrable Shares. See “Plan of Distribution”.

Operating through 130 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 620,000 TMS treatments to over 17,000 patients struggling with depression. See “The Company”.

The outstanding Shares of the Company are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GTMS” and on the Nasdaq Capital Market of The NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “GBNH”. On July 26, 2021, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Shares on the TSX and NASDAQ was C$14.22 per Share and US$11.35 per Share, respectively.

The Selling Shareholders may, from time to time, sell, transfer or otherwise dispose of any or all of the Registrable Shares or interests in the Registrable Shares on any stock exchange, market or trading facility on which the Registrable Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution”. This Prospectus Supplement has not been filed in respect of, and will not qualify, any distribution of the Registrable Shares in the Province of Ontario or in any other province or territory of Canada at any time. The Company will not receive any of the proceeds from the sale or other disposition of the Registrable Shares by the Selling Shareholders.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE REGISTRABLE SHARES, PASSED UPON THE ACCURACY OR ADEQUACY OF THE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT OR DETERMINED IF THE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Company is permitted, under the multijurisdictional disclosure system adopted in the United States and Canada (the “MJDS”), to prepare the Shelf Prospectus and this Prospectus Supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States.

The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which are generally accepted accounting principles in Canada. IFRS differs in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”) and thus the consolidated financial statements and other financial data relating to the Company may not be comparable to financial statements of U.S. companies. Prospective investors should consult with their own professional advisors for an understanding of the differences between IFRS and U.S. GAAP and how these differences might affect the financial information included herein.

Purchasers of the Registrable Shares should be aware that the acquisition of such Registrable Shares may have tax consequences both in the United States and in Canada. The Shelf Prospectus and this Prospectus Supplement may not describe these tax consequences fully. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”. Purchasers of the Registrable Shares are urged to consult their own tax advisors.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of the Province of Ontario, Canada, that certain of its officers and directors and some of the experts named in this Prospectus Supplement are residents of Canada, and that some of the Company’s assets and all or a substantial portion of the assets of these persons are located outside of the United States. See “Enforceability of Civil Liabilities in the United States”.

An investment in Registrable Shares involves significant risks that should be carefully considered by prospective investors before purchasing Registrable Shares. The risks outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in Registrable Shares. See “Risk Factors” and “Forward-Looking Statements”.

No underwriter has been involved in the preparation of this Prospectus Supplement nor has any underwriter performed any review of the contents of this Prospectus Supplement.

The principal, head and registered office of the Company is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada, M4W 3P4. The Company’s United States corporate headquarters is located at 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, United States, 22102.

Table of Contents

PROSPECTUS SUPPLEMENT

BASE SHELF PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Registrable Shares and the Secondary Offering and adds to and supplements information contained in the Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Registrable Shares or the Secondary Offering. This Prospectus Supplement is incorporated by reference into the Shelf Prospectus solely for the purpose of this Secondary Offering.

A prospective purchaser of Registrable Shares should read this entire Prospectus Supplement and the Shelf Prospectus, including the documents incorporated herein and therein by reference, and consult its own professional advisors to assess the income tax, legal, risks and other aspects of its investment in the Registrable Shares. A prospective purchaser of Registrable Shares should rely only on the information contained in this Prospectus Supplement and the Shelf Prospectus. The Company, the Promoter (as defined below) and the Selling Shareholders have not authorized anyone to provide prospective purchasers of Registrable Shares with additional or different information. This Prospectus Supplement has not been filed in respect of, and will not qualify, any distribution of the Registrable Shares in the Province of Ontario or in any other province or territory of Canada at any time. The information contained in this Prospectus Supplement and the Shelf Prospectus is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the accompanying Shelf Prospectus or any sale of Registrable Shares. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

The Company has filed a registration statement on Form F-10 (as amended, the “Registration Statement”) with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the Registrable Shares being offered hereunder. This Prospectus Supplement forms a part of the Registration Statement. This Prospectus Supplement does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement are available on EDGAR at www.sec.gov.

The Registrable Shares may be sold only in those jurisdictions where offers and sales are permitted. This Prospectus Supplement and the accompanying Shelf Prospectus is not an offer to sell or a solicitation of an offer to buy the Registrable Shares in any jurisdiction where it is unlawful.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Secondary Offering.

If the information varies between this Prospectus Supplement and the accompanying Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus.

Interpretation

Unless otherwise noted or the context otherwise requires, the “Company”, “Greenbrook”, “we”, “us” or “our” refer to Greenbrook TMS Inc. together with its subsidiaries.

All Share numbers in this Prospectus Supplement and the accompanying Shelf Prospectus have been adjusted to give effect to the consolidation of all of the Company’s issued and outstanding Shares effected on February 1, 2021 on the basis of one post-consolidation Share for every five pre-consolidation Shares (the “Share Consolidation”).

Presentation of Financial Information

The financial statements of the Company incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus are presented in United States dollars and have been prepared in accordance with IFRS.

Certain calculations included in tables and other figures in this Prospectus Supplement and the accompanying Shelf Prospectus have been rounded for clarity of presentation.

EXCHANGE RATE INFORMATION

All references to “C$” or “Canadian dollars” included or incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus refer to Canadian dollar values. All references to “US$” or “United States dollars” are used to indicate United States dollar values.

The following table sets forth, for each of the periods indicated, the high, low, average and period end spot rates of exchange for one United States dollar, expressed in Canadian dollars, published by the Bank of Canada.

	Year ended December 31,		Three months ended March 31,
	2020 (C$)	2019 (C$)	2021 (C$)	2020 (C$)
High	1.4496	1.3600	1.2828	1.4496
Low	1.2718	1.2988	1.2455	1.2970
Average	1.3415	1.3269	1.2660	1.3449
Period End	1.2732	1.2988	1.2575	1.4187

On July 26, 2021, the rate of exchange posted by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.00 = C$1.2549. The Company makes no representation that Canadian dollars could be converted into United States dollars at that rate or any other rate.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein constitute forward-looking statements within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking information may relate to the Company’s future financial outlook and anticipated events or results and may include information regarding the Company’s business, financial position, results of operations, business strategy, growth plans and strategies, technological development and implementation, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding the Company’s expectations of future results, performance, achievements, prospects or opportunities or the markets in which it operates is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein includes, among other things, statements relating to: the Company’s expectations regarding its revenue, expenses, cash flow and operations; changes in laws and regulations affecting the Company and the regulatory environments in which it operates; the Company’s expectations regarding the potential market opportunity for the delivery of TMS therapy; the Company’s expectations regarding its growth rates and growth plans and strategies, including expectations regarding future growth of the TMS market; potential expansion of additional therapeutic indications approved for TMS therapy by the United States Food and Drug Administration (“FDA”); the Company’s business plans and strategies; the Company’s expectations regarding the implementation and expansion of the Spravato® pilot program; changes in reimbursement rates by insurance payors; the Company’s expectations regarding the outcome of litigation and payment obligations in respect of prior settlements; the Company’s ability to attract and retain medical practitioners and qualified technicians at the Company’s network of outpatient mental health service centers that specialize in TMS treatment (each, a “TMS Center”); the Company’s competitive position in its industry and its expectations regarding competition; anticipated trends and challenges in the Company’s business and the markets in which it operates; access to capital and the terms relating thereto; technological changes in the Company’s industry; the Company’s expectations regarding geographic expansions; the Company’s expectations regarding new TMS Center openings and the timing thereof; the Company’s expectations regarding mergers and acquisitions; successful execution of internal plans; anticipated costs of capital investments; the Company’s intentions with respect to the implementation of new accounting standards; and the impact of the novel coronavirus, COVID-19 (“COVID-19”), pandemic on the Company.

This forward-looking information and other forward-looking information are based on the Company’s opinions, estimates and assumptions in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

The forward-looking information in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein is necessarily based on a number of opinions, estimates and assumptions that the Company considered appropriate and reasonable as of the date such statements were made. It is also subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the following risk factors: successful execution of the Company’s growth strategies; inability to attract key managerial and other non-medical personnel; risks related to changes in reimbursement rates by commercial insurance plans, Medicare and other non-Medicare government insurance plans; imposition of additional requirements related to the provision of TMS therapy by commercial insurance plans, Medicare and other non-Medicare government insurance plans that increase the cost or complexity of furnishing TMS therapy; reduction in reimbursement rates by higher-paying commercial insurance providers; dependency on referrals from physicians and failure to attract new patients; failure to recruit and retain sufficient qualified psychiatrists; ability to obtain TMS devices from the Company’s suppliers on a timely basis at competitive costs could suffer as a result of deterioration or changes in supplier relationships or events that adversely affect the Company’s suppliers or cause disruption to their businesses; failure to reduce operating expenses and labor costs in a timely manner; inability to achieve or sustain profitability in the future or an inability to secure additional financing to fund losses; risks related to the use of partnerships and other management services frameworks; risks associated with leasing space and equipment for the Company’s TMS Centers; inability to successfully open and operate new TMS Centers profitably or at all; risks associated with geographic expansion in regions which may have lower awareness of the Company’s brand or TMS therapy in general; claims made by or against the Company, which may result in litigation; risks associated with professional malpractice liability claims; reduction in demand for the Company’s services as a result of new drug development and/or technological changes within the Company’s industry; impact of uncertainty related to potential changes to U.S. healthcare laws and regulations; risks associated with anti-kickback, fraud and abuse laws; risks associated with compliance with laws relating to the practice of medicine; the constantly evolving nature of the regulatory framework in which the Company operates; costs associated with compliance with U.S. federal and state laws and regulations and risks associated with failure to comply; assessments for additional taxes, which could affect the Company’s operating results; inability to manage the Company’s operations at its current size; the Company’s competitive industry and the size and resources of some of its competitors; the labor-intensive nature of the Company’s business being adversely affected if it is unable to maintain satisfactory relations with its employees or the occurrence of union attempts to organize its employees; insurance-related risks; complications associated with the Company’s billing and collections systems; material disruptions in or security breaches affecting the Company’s information technology systems; natural disasters and unusual weather; disruptions to the operations at the Company’s head office locations; upgrade or replacement of core information technology systems; changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters; inability to maintain effective controls over financial reporting; risks associated with dilution of equity ownership; volatility in the market price for the Shares; prolonged decline in the price of the Shares reducing the Company’s ability to raise capital; significant influence of Greybrook Health Inc. (“Greybrook Health” or the “Promoter”); increases to indebtedness levels causing a reduction in financial flexibility; future sales of the Company’s securities by existing shareholders causing the market price for Shares to decline; impact of future offerings of debt securities on dividend and liquidation distributions; no cash dividends for the foreseeable future; an active, liquid and orderly trading market for Shares failing to develop; different shareholder protections in Canada as compared to the United States and elsewhere; treatment of the Company as a U.S. domestic corporation for U.S. federal income tax purposes; any issuance of preferred shares may hinder another person’s ability to acquire the Company; the Company’s trading price and volume could decline if analysts do not publish research or publish inaccurate or unfavorable research about the Company or its business; increases to costs as a result of operating as a U.S. public company; the Company’s potential to incur significant additional costs if it were to lose its “foreign private issuer” status in the future; the COVID-19 pandemic having a material adverse impact on the future results of the Company; and risks related to forward-looking information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above should be considered carefully by readers. Additional information about these assumptions, risks and uncertainties is contained in this Prospectus Supplement and the accompanying Shelf Prospectus under the heading “Risk Factors” and in the Company’s filings with securities regulators, including the Annual Information Form, the Annual MD&A and the Interim MD&A (each as defined below).

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company, including information obtained from third party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Prospectus Supplement, the Shelf Prospectus or the documents incorporated by reference herein or therein in connection with the statements or disclosure containing the forward-looking information. Readers are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to: no unforeseen changes in the legislative and operating framework for the Company’s business; no unforeseen changes in the prices for the Company’s services in markets where prices are regulated; no unforeseen changes in the reimbursement rates of commercial, Medicare and other non-Medicare government insurance plans; no unforeseen changes in the regulatory environment for the Company’s services; a stable competitive environment; and no significant event occurring outside the ordinary course of business.

Although the Company has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to the Company or that the Company presently believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only to opinions, estimates and assumptions as of the date made. The forward-looking information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein represents the Company’s expectations as of the date of this Prospectus Supplement (or as of the date they are otherwise stated to be made) and are subject to change after such date. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this Prospectus Supplement, the Shelf Prospectus or the documents incorporated by reference herein or therein is expressly qualified by the foregoing cautionary statements.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is incorporated by reference into the Shelf Prospectus solely for the purposes of the Secondary Offering. Other documents are also incorporated, or deemed to be incorporated, by reference into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (except Québec) and which have been filed with the SEC in the United States as exhibits to the Registration Statement. Copies of these documents may be obtained on request without charge from the General Counsel of Greenbrook at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4, by telephone at (416) 915-9100 or by accessing these documents through the Internet on the Company’s website at www.greenbrooktms.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement, the following documents of the Company filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (except Québec) and which have been filed with the SEC in the United States as exhibits to the Registration Statement are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	the Company’s annual information form for the year ended December 31, 2020 dated March 30, 2021 (the “Annual Information Form”);

(b)	the audited consolidated financial statements of the Company for the financial years ended December 31, 2020 and December 31, 2019, and the notes thereto together with the report of the independent auditors thereon (the “Annual Financial Statements”);

(c)	management’s discussion and analysis of the Company dated March 30, 2021 for the Annual Financial Statements (the “Annual MD&A”);

(d)	the unaudited condensed interim consolidated financial statements of the Company and the notes thereto for the three-month periods ended March 31, 2021 and 2020 (the “Interim Financial Statements”);

(e)	management’s discussion and analysis of the Company dated May 14, 2021 for the Interim Financial Statements (the “Interim MD&A”);

(f)	the management information circular of the Company dated December 4, 2020 in connection with its special meeting of shareholders held on January 12, 2021;

(g)	the management information circular of the Company dated May 7, 2021 in connection with its annual and special meeting of shareholders held on June 14, 2021;

(h)	the material change report of the Company dated June 22, 2021 in respect of the Private Placement;

(i)	the material change report of the Company dated February 2, 2021 in respect of the Share Consolidation; and

(j)	the material change report of the Company dated January 11, 2021 in respect of the Company’s US$30 million secured credit facility with Oxford Finance LLC.

Documents referenced in any of the documents incorporated by reference in this Prospectus Supplement or the accompanying Shelf Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in the Prospectus Supplement or the accompanying Shelf Prospectus are not incorporated by reference in this Prospectus Supplement. Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus Distributions filed by the Company with the various securities commissions or similar authorities in each of the provinces and territories of Canada (except Québec) pursuant to the requirements of applicable securities legislation after the date of this Prospectus Supplement and prior to the termination of the Secondary Offering are deemed to be incorporated by reference into this Prospectus Supplement. All such documents shall be filed as exhibits to the Registration Statement or otherwise submitted on Form 6-K or an annual report filed by the Company with the SEC and shall be deemed to be incorporated by reference into the Registration Statement if and to the extent, in the case of any Form 6-K, expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document or statement that it modifies or supersedes. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ENFORCEABILITY OF CIVIL LIABILITIES IN THE UNITED STATES

The Company is a corporation incorporated under and governed by the Business Corporations Act (Ontario) (“OBCA”). Some of the Company’s directors and officers and some of the experts named in this Prospectus Supplement reside principally in Canada, and some of the Company’s assets and all or a substantial portion of the assets of these persons is located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

The Company has filed with the SEC, in connection with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed TMS NeuroHealth Centers Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of Registrable Shares under this Prospectus Supplement.

ELIGIBILITY FOR INVESTMENT

In the opinion of Torys LLP, counsel to the Company, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (together, the “Tax Act”) in force on the date hereof, the Registrable Shares will be “qualified investments” under the Tax Act at the time of acquisition for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”), deferred profit sharing plans, registered disability savings plans (“RDSPs”) and tax-free savings accounts (“TFSAs”), provided that, at the time of the acquisition by such trusts, the Registrable Shares are listed on a “designated stock exchange” (as defined in the Tax Act), which currently includes the TSX and NASDAQ.

Notwithstanding that the Registrable Shares may be qualified investments for a trust governed by a TFSA, RDSP, RRSP, RRIF or RESP (each, a “Plan”), a holder of a TFSA or RDSP, an annuitant under an RRSP or RRIF or a subscriber of an RESP (each, a “Plan Holder”) will be subject to a penalty tax if the Registrable Shares are a “prohibited investment” (as defined in subsection 207.01(1) of the Tax Act) for a Plan. The Registrable Shares will generally not be a prohibited investment for a Plan provided that the Plan Holder deals at arm’s length with the Company for purposes of the Tax Act and does not have a “significant interest” (within the meaning of subsection 207.01(4) of the Tax Act) in the Company. In addition, the Registrable Shares will not be a “prohibited investment” for a Plan if the Registrable Shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for such Plan. Prospective purchasers who intend to hold the Registrable Shares in a Plan should consult their own tax advisors regarding the application of the foregoing prohibited investment rules in their particular circumstances.

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed a Registration Statement with the SEC with respect to the Registrable Shares offered pursuant to this Prospectus Supplement. This Prospectus Supplement, which constitutes a part of the Registration Statement, does not contain all of the information required to be contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC.

The Company files certain reports with certain securities regulatory authorities of Canada and the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is also exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers and directors are exempt from the reporting and short swing profit liability provisions contained in Section 16 of the U.S. Exchange Act. The Company’s reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services, and on the Company’s website at www.greenbrooktms.com. The Company’s Canadian filings are available on SEDAR at www.sedar.com and on the Company’s website at www.greenbrooktms.com.

THE COMPANY

Operating through 130 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of MDD and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 620,000 TMS treatments to over 17,000 patients struggling with depression.

The principal, head and registered office of the Company is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4. The Company’s United States corporate headquarters is located at 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, United States, 22102.

Further information regarding the Company and its business is set out in the Annual Information Form, which is incorporated herein by reference.

RECENT DEVELOPMENTS

Completion of Private Placement

On June 14, 2021, the Company completed the Private Placement on a non-brokered basis in reliance upon Rule 506(c) under the U.S. Securities Act. Pursuant to the Private Placement, an aggregate of 2,353,347 Shares were issued at a price of US$10.00 per Share, for aggregate gross proceeds to the Company of approximately US$23.5 million. The financing was led by new investor Masters Special Situations, LLC and affiliates thereof (“MSS”). Additional new investors, including BioStar Ventures III-XF, L.P., Steward Capital Holdings, LP and Avenaero Holdings, LLC, also participated in the financing, along with existing investors, Greybrook Health and 1315 Capital II, L.P. (“1315 Capital”). The Company intends to use the proceeds from the Private Placement for the development of new TMS Centers as well as working capital and general corporate purposes.

In connection with the Private Placement, MSS, Greybrook Health and 1315 Capital each received the right to appoint a nominee to the board of directors of the Company as well as rights to participate in future equity issuances by the Company in order to maintain such investors’ pro rata ownership interest in the Company. In addition, each of the subscribers in the Private Placement received customary resale, demand and “piggy-back” registration rights. This Prospectus Supplement has been filed in satisfaction of these registration rights, and as described below, each of the investors in the Private Placement are Selling Shareholders of Registrable Shares in the Secondary Offering contemplated hereby. See “Selling Shareholders”.

TMS Center Expansion Opportunities

The Company is in various stages of negotiations and due diligence in respect of other potential TMS Center expansion opportunities. There can be no assurance that these negotiations will result in TMS Center expansion for the Company or, if they do, what the final terms or timing of such opportunities would be. The Company expects to continue current negotiations and discussions and actively pursue other TMS Center expansion opportunities, including through in-region growth and development, development of new regions and merger and acquisition opportunities. Candidate TMS practices that are considered for potential acquisitions are those with, among other potential attributes, well-established operations and regional footprints, experienced leadership and management teams and favorable payor contract terms. None of these potential acquisitions, if consummated, would constitute a “significant acquisition” for the Company under Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations. Furthermore, the Company’s current cash balance and working capital as at the date hereof will not be utilized to fund any cash consideration necessary to fund the purchase price in respect of any merger and acquisition opportunities. Instead, management plans to secure any necessary additional financing through the issuance of new public or private equity or debt instruments, and no merger and acquisition opportunities will be consummated until such additional financing has been completed. There can be no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management. See “Risk Factors”.

CONSOLIDATED CAPITALIZATION

The table below sets forth our capitalization as of March 31, 2021 (1) on an actual basis and (2) as adjusted to give effect to the Private Placement. You should read this table in conjunction with our Interim Financial Statements which is incorporated by reference herein.

	As of March 31, 2021
	(Unaudited)
(US$)	(Actual)	(As adjusted)
Cash	$5,933,799	$26,467,269

Long-term portion of:
Loans payable	$14,762,928	$14,762,928
Deferred grant income(1)	155,239	155,239
Lease liabilities(2)	22,572,241	22,572,241
Total long-term debt	$37,490,408	$37,490,408

Equity
Shares	$63,254,170	$86,787,640
Contributed surplus	3,548,936	3,548,936
Deficit	(67,828,530)	(67,828,530)
Non-controlling interest	(1,110,172)	(1,110,172)
Total equity	$(2,135,596)	$21,397,874

Total capitalization (long-term debt and equity)	$35,354,812	$58,888,282

Notes:

(1)	The deferred grant income arises from the difference between the fair value of the Company’s unsecured loan in the amount of US$3,080,760 made under the United States Paycheck Protection Program at inception and the loan proceeds received therefrom in April 2020.

(2)	Under IFRS 16 – Leases, a lessee is required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make future lease payments for all leases with a term of more than 12 months.

DESCRIPTION OF SHARE CAPITAL

General

The following is a summary of the rights, privileges, restrictions and conditions of or attaching to the Shares. The Company is authorized to issue an unlimited number of Shares and an unlimited number of preferred shares, issuable in series. As at July 26, 2021, there were 16,094,135 Shares and no preferred shares issued and outstanding.

Shares

Each Share entitles the holder thereof to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote at all such meetings. Holders of Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Shares entitled to vote in any election of directors may elect all directors standing for election. The holders of Shares are entitled to receive if, as and when declared by the board of directors of the Company (the “Board”), dividends in such amounts as shall be determined by the Board in its discretion. The holders of Shares have the right to receive the Company’s remaining property and assets after payment of debts and other liabilities on a pro rata basis in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Further information relating to the Shares is set out in the Annual Information Form, which is incorporated by reference herein.

SELLING SHAREHOLDERS

The Registrable Shares covered by this Prospectus Supplement are those issued to the selling shareholders identified in the table below (the “Selling Shareholders”), to which the Selling Shareholders’ rights pursuant to the Registration Rights Agreement apply. We are registering the Registrable Shares in order to permit the Selling Shareholders to offer the Registrable Shares for sale or other disposition from time to time in the United States.

The Selling Shareholders acquired all of the Registrable Shares on June 14, 2021 pursuant to the Private Placement for aggregate proceeds to the Company of approximately US$23.5 million (or US$10.00 per Registrable Share). See “Recent Developments”.

Except as described below and except for the ownership of our Shares, the Selling Shareholders have not had any material relationship with us or any associate or affiliate of a principal holder of our voting securities within the past three years. Each of Adele C. Oliva, the founding partner of 1315 Capital, and Sasha Cucuz, the director and president of Greybrook Health, are members of our Board. Elias Vamvakas, our chairman, is the sole director, chief executive officer and an indirect shareholder of Greybrook Capital Inc., the parent company of Greybrook Health.

The table below identifies the Selling Shareholders and provides other information regarding the beneficial ownership of the Registrable Shares by each of the Selling Shareholders, which information was provided to us by the applicable Selling Shareholder. The second and third columns set out the number of our Shares owned, controlled or directed by the applicable Selling Shareholder as of July 27, 2021 on a non-diluted and fully diluted basis, respectively. The fourth column lists the maximum number of Registrable Shares covered by this Prospectus Supplement that may be sold or otherwise disposed of by the applicable Selling Shareholder under the Secondary Offering, and the fifth and sixth columns set out the number of Shares that will be owned, controlled or directed by the applicable Selling Shareholder as of July 27, 2021 on a non-diluted and fully diluted basis, respectively, after giving effect to the Secondary Offering and assumes that all Registrable Shares held by the applicable Selling Shareholder are sold during the 25-month period that the Shelf Prospectus, including any amendments therein, remains effective. All Registrable Shares shown below are owned of record by the applicable Selling Shareholder as of the date of this Prospectus Supplement.

Selling Shareholder	Shares Owned (#)	Shares Owned on a Fully Diluted Basis (#)	Number of Registrable Shares to be Sold Pursuant to this Prospectus Supplement (#)	Shares Owned After Giving Effect to the Secondary Offering (#/%)	Shares Owned on a Fully Diluted Basis After Giving Effect to the Secondary Offering (#/%)
Greybrook Health Inc.	4,527,697	4,527,697	200,000	4,327,697 (26.9)%	4,327,697 (25.5)%
1315 Capital II, L.P.	2,074,521	2,074,521	303,350	1,771,171 (11.0)%	1,771,171 (10.4)%
MSS GB SPV LP	899,997	899,997	899,997	0 (0)%	0 (0)%
Marlin Fund, Limited Partnership	143,750	143,750	143,750	0 (0)%	0 (0)%
Marlin Fund II, Limited Partnership	106,250	106,250	106,250	0 (0)%	0 (0)%
Avenaero Holdings, LLC	400,000	400,000	400,000	0 (0)%	0 (0)%
BioStar Ventures III-XF, L.P.	200,000	200,000	200,000	0 (0)%	0 (0)%
Steward Capital Holdings, LP	100,000	100,000	100,000	0 (0)%	0 (0)%

USE OF PROCEEDS

The proceeds from the sale or other disposition of the Registrable Shares covered by this Prospectus Supplement are solely for the account of the Selling Shareholders. Accordingly, the Company will not receive any proceeds from the sale or other disposition of the Registrable Shares by the Selling Shareholders. The net proceeds received from the sale or other disposition of the Registrable Shares by the Selling Shareholders, if any, is unknown.

PLAN OF DISTRIBUTION

The Company is registering the Registrable Shares covered by this Prospectus Supplement on behalf of the Selling Shareholders. All costs, expenses and fees connected with the registration of the Registrable Shares will be borne by the Company. Any brokerage commissions and similar expenses connected with selling the Registrable Shares will be borne by the Selling Shareholders. The Selling Shareholders may offer and sell the Registrable Shares covered by this Prospectus Supplement from time to time in one or more transactions. The Company will not offer or sell any Shares pursuant to this Prospectus Supplement and will not receive any of the proceeds from the Secondary Offering. See “Use of Proceeds”.

The term “Selling Shareholders” includes pledgees, donees, transferees and other successors-in-interest who may acquire Registrable Shares through a pledge, gift, partnership distribution or other non-sale related transfer from the Selling Shareholders. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. These transactions include:

•	through one or more underwriters or dealers in a public offering and sale by them, whether individually or through an underwriting syndicate led by one or more managing underwriters;

•	in “at the market offerings” in the United States to the extent permitted under applicable securities laws, to or through a market maker or into an existing trading market, on an exchange or otherwise;

•	directly to a limited number of purchasers or to a single purchaser;

•	through agents;

•	by delayed delivery contracts or by remarketing firms;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this Prospectus Supplement;

•	exchange or over-the-counter distributions in accordance with the rules of the exchange or other market;

•	block trades in which the broker-dealer attempts to sell the Registrable Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as agent on both sides of the trade;

•	transactions in options, swaps or other derivatives that may or may not be listed on an exchange;

•	through distributions by a Selling Shareholder or its successors in interest to its members, general or limited partners or shareholders (or their respective members, general or limited partners or shareholders);

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

In connection with distributions of the Registrable Shares or otherwise, the Selling Shareholders may:

•	sell the Registrable Shares in negotiated transactions, in one or more transactions at a fixed price or prices, which may be changed from time to time, at market prices prevailing at the times of sale, at prices related to such prevailing market prices, or at negotiated prices;

•	sell the Registrable Shares on a national securities exchange, in the over-the-counter market or in transactions otherwise than on an exchange or in the over-the-counter market, or in combination;

•	sell the Registrable Shares short and/or deliver the Registrable Shares to close out short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of Registrable Shares covered by this Prospectus Supplement, which they may in turn resell; or

•	pledge Registrable Shares to broker-dealers or other financial institutions, which, upon a default, they may in turn resell.

The Selling Shareholders may also resell all or a portion of the Registrable Shares in open market transactions in reliance upon Rule 144 under the U.S. Securities Act, as permitted by that rule, Section 4(a)(1) under the U.S. Securities Act, if available, or any other exemption from the registration requirements that become available, and in accordance with applicable Canadian securities laws, rather than under this Prospectus Supplement.

If underwriters are used in the sale of any Registrable Shares, such Registrable Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. Registrable Shares may be either offered to the public through underwriting syndicates represented by managing underwriters or directly by underwriters. The Company may use underwriters with whom the Company has a material relationship. As applicable, the Company will describe in each accompanying prospectus supplement the name of the underwriter(s) and the nature of any such relationship(s).

If a dealer is used in an offering of Registrable Shares, the dealer may purchase the securities, as principal. The dealer may then resell the Registrable Shares to the public at varying prices to be determined by the dealer at the time of sale.

Registrable Shares may be sold directly or through agents designated from time to time. The Company will name any agent involved in the offering and sale of such shares and will describe any commissions paid to the agent in the applicable prospectus supplement. Unless the prospectus supplement states otherwise, the agent will act on a best-efforts basis for the period of its appointment.

Underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the U.S. Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between the Company and the underwriters, dealers and agents.

Underwriters who participate in the distribution of Registrable Shares may be granted an option to purchase additional Registrable Shares in connection with the distribution.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Company or purchasers, as their agents in connection with the sale of Registrable Shares. These underwriters, dealers or agents may be considered to be underwriters under the U.S. Securities Act. As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each accompanying prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation received by them from the Company. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

In connection with sales of Registrable Shares, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of Registrable Shares in the course of hedging in positions they assume. The Selling Shareholders may also sell Registrable Shares short and the Selling Shareholders may deliver Registrable Shares covered by this Prospectus Supplement to close out short positions and to return borrowed Registrable Shares in connection with such short sales. The Selling Shareholders may also loan or pledge Registrable Shares to broker-dealers that in turn may sell such Registrable Shares, to the extent permitted by applicable law. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Registrable Shares offered by this Prospectus Supplement, which Registrable Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus Supplement (as supplemented or amended to reflect such transaction).

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the Registrable Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Registrable Shares from time to time pursuant to this Prospectus Supplement or any amendment to this Prospectus Supplement under the applicable rules under the U.S. Securities Act, amending, if necessary, the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this Prospectus Supplement. The Selling Shareholders may also transfer and donate Registrable Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus Supplement.

A Selling Shareholder that is an entity may elect to make an in-kind distribution of Registrable Shares to its members, general or limited partners or shareholders pursuant to the Registration Statement of which this Prospectus Supplement forms a part by delivering a prospectus supplement. To the extent that such members, general or limited partners or shareholders are not affiliates of the Company, such members, partners or shareholders would thereby receive freely tradable Registrable Shares pursuant to the distribution through a registration statement. Additionally, to the extent that entities, members, partners or shareholders are affiliates of the Company and received shares in any such distribution, such affiliates will also be Selling Shareholders and will be entitled to sell Registrable Shares pursuant to this Prospectus Supplement.

Any underwriter may engage in over-allotment transactions, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the U.S. Exchange Act and applicable Canadian securities laws.

Underwriters, broker-dealers or agents who may become involved in the sale of Registrable Shares may engage in transactions with, and perform other services for, the Company in the ordinary course of their business for which they receive compensation.

In effecting sales, the Selling Shareholders may engage broker-dealers or agents, who may in turn arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Shareholders and/or from the purchasers of Registrable Shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation to a particular broker-dealer may be in excess of customary commissions. To the Company’s knowledge, there is currently no plan, arrangement or understanding between any Selling Shareholder and any broker-dealer or agent regarding the sale of any Registrable Shares by the Selling Shareholders.

The Selling Shareholders, any broker-dealers or agents and any participating broker-dealers that act in connection with the sale of the Registrable Shares covered by this Prospectus Supplement may be “underwriters” under the U.S. Securities Act with respect to those Registrable Shares and will be subject to the prospectus delivery requirements of the U.S. Securities Act. Any profit that the Selling Shareholders realize, and any compensation that any broker-dealer or agent may receive in connection with any sale, including any profit realized on resale of Registrable Shares acquired as principal, may constitute underwriting discounts and commissions. If the Selling Shareholders are deemed to be underwriters, the Selling Shareholders may be subject to certain liabilities under the U.S. Securities Act and other applicable securities laws.

The securities laws of some states may require the Selling Shareholders to sell the Registrable Shares in those states only through registered or licensed brokers or dealers. These laws may also require that the Company register or qualify the Registrable Shares for sale in those states unless an exemption from registration and qualification is available and the Selling Shareholders and the Company comply with that exemption. In addition, the anti-manipulation rules of Regulation M under the U.S. Exchange Act may apply to sales of Registrable Shares in the market and to the activities of the Selling Shareholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of Registrable Shares to engage in market-making activities with respect to the Registrable Shares. All of the foregoing may affect the marketability of the Registrable Shares and the ability of any person to engage in market-making activities with respect to the Registrable Shares.

If any Selling Shareholder notifies the Company that it has entered into any material arrangement with a broker-dealer for the sale of Registrable Shares through a block trade, special offering, exchange distribution, over-the-counter distribution or secondary distribution, or a purchase by a broker or dealer, the Company will file any necessary supplement to this Prospectus Supplement in order to disclose:

•	the number of Registrable Shares involved in the arrangement;

•	the terms of the arrangement, including the names of any underwriters, dealers or agents who purchase Registrable Shares, as required;

•	the proposed selling price to the public;

•	any discount, commission or other underwriting compensation;

•	the place and time of delivery for the Registrable Shares being sold;

•	any discount, commission or concession allowed, reallowed or paid to any dealers; and

•	any other material terms of the distribution of Registrable Shares.

In addition, if a Selling Shareholder notifies the Company that a donee, pledgee, transferee or other successor-in-interest of the Selling Shareholder intends to sell any securities, the Company will file an amendment to the Registration Statement of which this Prospectus Supplement forms a part or a supplement to this Prospectus Supplement, if required.

This Prospectus Supplement has not been filed in respect of, and will not qualify, any distribution of the Registrable Shares in the Province of Ontario or in any other province or territory of Canada at any time.

There can be no assurance that any Selling Shareholder will sell any or all of the Registrable Shares registered pursuant to the Registration Statement of which this Prospectus Supplement and the accompanying Shelf Prospectus form a part.

PRIOR SALES

The Company has not issued any Shares, or securities convertible or exchangeable into Shares, during the 12-month period preceding the date of this Prospectus Supplement, except as described below:

Date Issued	Type of Securities Issued	Number of Securities Issued	Issue/Exercise Price Per Share	Nature of Issuance
December 31, 2020	Warrants	51,307	C$11.20	Issuance of Lender Warrants
February 4, 2021	Shares	1,800	C$16.25	Exercise of Broker Warrants
February 17, 2021	Options	139,500	C$20.43	Stock Option Grant
March 26, 2021	Shares	231,011	C$16.70	Earn-Out Consideration(1)
April 27, 2021	Shares	500	US$7.50	Exercise of Stock Options
May 14, 2021	Options	5,000	US$10.70	Stock Option Grant
May 25, 2021	Shares	5,000	US$5.00	Exercise of Stock Options
June 14, 2021	Shares	2,353,347	US$10.00	Private Placement

Note:

(1)	A portion of the purchase price payable in respect of the acquisition of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS”) is subject to an earn-out based on the earnings before interest, tax, depreciation and amortization achieved by Achieve TMS during the twelve-month period following September 26, 2019 (the “Earn-Out”). The Earn-Out was partially settled through the issuance of an aggregate of 231,011 Shares to the vendors on March 26, 2021.

TRADING PRICE RANGE AND TRADING VOLUME OF THE SHARES

The Shares are listed for trading on the TSX under the symbol “GTMS” and on NASDAQ under the symbol “GBNH”. The following tables show the monthly range of high and low prices per Share at the close of market on the TSX and NASDAQ, as well as total monthly volumes of the Shares traded on the TSX and NASDAQ for the periods indicated:

TSX(1)

	High (C$)	Low (C$)	Volume
2020
July	8.00	7.00	27,426
August	7.80	6.75	75,217
September	7.80	6.60	125,557
October	8.25	6.50	112,452
November	7.80	6.65	351,154
December	13.85	7.00	279,064
2021
January	20.45	11.15	330,406
February	22.40	17.50	519,725
March	19.80	14.24	446,792
April	17.58	13.00	101,864
May	14.69	11.80	117,680
June	16.63	11.70	149,677
July 1 – 26	16.49	14.06	64,876

Note:

(1)	The Shares commenced trading on the TSX on a post-Share Consolidation basis effective at the opening of trading on February 4, 2021. The data presented in the table above is shown on a post-Share Consolidation basis for all periods.

NASDAQ(2)

	High (US$)	Low (US$)	Volume
2021
March 16 – 31	16.00	11.55	32,680
April	14.00	10.79	25,965
May	12.01	9.23	55,331
June	13.89	9.55	171,350
July 1 – 26	13.01	11.13	76,439

Note:

(2)	The Shares commenced trading on NASDAQ on March 16, 2021.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, counsel to the Company, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder of the Registrable Shares who acquires such shares pursuant to the Secondary Offering, and who at all relevant times, for purposes of the Tax Act holds the Registrable Shares as capital property and deals at arm’s length with the Company and the Selling Shareholders and is not affiliated with the Company or the Selling Shareholders (a “Holder”). Generally, the Registrable Shares will be capital property to a Holder unless they are held or acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Holders who are residents of Canada and who might not otherwise be considered to hold their Registrable Shares as capital property may, in certain circumstances, be entitled to have them and every other “Canadian security” (as defined in the Tax Act) owned by such Holder be treated as capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act. Holders considering making such election should first consult their own tax advisors.

This summary is not applicable to a Holder: (a) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (b) an interest in which is a “tax shelter investment”, as defined in the Tax Act; (c) that is a “specified financial institution”, as defined in the Tax Act; (d) that has made an election under the Tax Act to determine its Canadian tax results in a currency of a country other than Canada; (e) that has entered or will enter into a “derivative forward agreement” under the Tax Act with respect to the Registrable Shares; (f) that receives dividends on the Registrable Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act; or (g) that is a corporation resident in Canada and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Registrable Shares, controlled by a non-resident person, or a group of non-resident persons not dealing with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act as proposed to be amended by the Tax Proposals (as defined below). Such Holders should consult their own tax advisors.

This summary is based on the facts set out in this Prospectus Supplement, the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of hereof (“Tax Proposals”) and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. No assurance can be made that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, other than the Tax Proposals, does not take into account or anticipate any changes in law or in administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Registrable Shares. The income and other tax consequences of acquiring, holding or disposing of the Registrable Shares will vary depending on a Holder’s particular status and circumstances, including the province or territory in which the Holder resides or carries on business. This summary is not intended to be, nor should it construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to an investment in the Registrable Shares having regard to their particular circumstances.

Holders Resident in Canada

The following portion of this summary applies to Holders who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, are or are deemed to be resident in Canada (“Resident Holders”).

Dividends on the Registrable Shares

In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received by such Resident Holder on the Registrable Shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules that apply to “taxable dividends” received from “taxable Canadian corporations” (each as defined in the Tax Act). Provided that appropriate designations are made by the Company, such dividends will be treated as an “eligible dividend” for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations on the Company’s ability to designate dividends as eligible dividends.

Dividends received by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Dividends received or deemed to be received on the Registrable Shares by a Resident Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Registrable Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

A Resident Holder may be subject to U.S. withholding tax on dividends received on the Registrable Shares (see “Certain United States Federal Income Tax Considerations”). Any U.S. withholding tax paid by or on behalf of a Resident Holder in respect of dividends received on the Registrable Shares generally will not be eligible for a foreign tax credit under the Tax Act. However, the Company does not currently anticipate paying dividends on the Registrable Shares.

Dispositions of the Registrable Shares

On a disposition or deemed disposition of the Registrable Shares by a Resident Holder, the Resident Holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Resident Holder’s adjusted cost base of the Registrable Shares immediately before the disposition and any reasonable costs of disposition. The adjusted cost base to a Resident Holder of the Registrable Shares acquired pursuant to the Secondary Offering will be determined by averaging the cost of such Registrable Shares with the adjusted cost base of all other Shares (if any) held by the Resident Holder as capital property at that time.

One-half of a capital gain (a “taxable capital gain”) realized by a Resident Holder on the disposition of a Registrable Share must be included in the Resident Holder’s income under the Tax Act. One-half of a capital loss (an “allowable capital loss”) realized on the disposition of a Registrable Share will generally be deducted against taxable capital gains realized by the Resident Holder in that same year, and allowable capital losses in excess of taxable capital gains for such year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Registrable Share may be reduced by the amount of dividends received or deemed to be received by it on such Registrable Share (or on a share for which the Registrable Share has been substituted) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns the Registrable Shares, directly or indirectly, through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Taxable capital gains realized by a Resident Holder who is an individual (other than certain trusts) may give rise to alternative minimum tax depending on the Resident Holder’s circumstances. Such Resident Holders should consult their own tax advisors in this regard.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including amounts in respect of net taxable capital gains.

Holders Not Resident in Canada

The following portion of this summary applies to a Holder that, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, (i) is not, and is not deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and (ii) holds the Registrable Shares as capital property for purposes of the Tax Act and does not use or hold, and is not deemed to use or hold, the Registrable Shares in the course of carrying on, or otherwise in connection with, a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act).

Dividends on the Registrable Shares

Dividends paid or credited, or deemed to be paid or credited, on the Registrable Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident of the United States for purposes of the Treaty, is the beneficial owner of the dividends, and is entitled to full benefits under the Treaty (a “U.S. Resident Holder”), is generally reduced to 15% or, in the case of a U.S. Resident Holder that is a corporation that owns at least 10% of the voting shares of the corporation paying the dividend, the rate is reduced to 5%. Non-Resident Holders should consult their own tax advisors in this regard.

Dispositions of the Registrable Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a disposition or deemed disposition of a Registrable Share, unless the Registrable Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non- Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, a Registrable Share will not constitute “taxable Canadian property” of a Non-Resident Holder at a particular time provided that the Registrable Share is listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX and NASDAQ) at that time, unless, at any time during the 60-month period that ends at that time, both: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm’s length for purposes of the Tax Act and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest (directly or indirectly through one or more partnerships), owns 25% or more of the issued shares of any class or series of the Company, and (ii) more than 50% of the fair market value of the Registrable Shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada, (b) “timber resource properties” (as defined in the Tax Act), (c) “Canadian resource properties” (as defined in the Tax Act) or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing, whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a Registrable Share may be deemed to be “taxable Canadian property”.

In the case of a U.S. Resident Holder for whom the Registrable Shares constitute “taxable Canadian property”, no Canadian taxes will generally be payable on a capital gain realized on the disposition or deemed disposition of such shares by reason of the Treaty, unless the value of such shares is derived principally from “real property situated in Canada” for purposes of the Treaty at the time of the disposition. U.S. Resident Holders for whom Registrable Shares may constitute “taxable Canadian property” should consult their own tax advisor.

In the case where a Non-Resident Holder disposes, or is deemed to dispose, of a Registrable Share, that is “taxable Canadian property” of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the heading “Holders Resident in Canada – Dispositions of the Registrable Shares” will generally be applicable to such disposition. Non-Resident Holders for whom Registrable Shares may constitute “taxable Canadian property” should consult their own tax advisor.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax considerations relating to the ownership and disposition of Shares. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial authorities, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurance that the IRS will not challenge any of the tax considerations described in this summary, and the Company has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the U.S. federal income tax considerations discussed herein. This summary addresses only certain considerations arising under U.S. federal income tax law, and it does not address the tax on net investment income or the alternative minimum tax, any other federal tax considerations (such as estate or gift taxation), or any tax considerations arising under the laws of any state, locality, or non-U.S. taxing jurisdiction.

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a holder of Shares in light of such holder’s circumstances. In particular, this discussion applies only to holders of Shares that hold such shares as “capital assets” (generally, property held for investment purposes), and it does not address the special tax rules that may apply to special categories of taxpayers, including, without limitation:

•	securities broker-dealers;

•	persons that hold Shares as part of a hedging or integrated financial transaction or straddle;

•	individuals that have ceased to be United States citizens or lawful permanent residents;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons that are owners of an interest in a partnership or other passthrough entity that holds Shares;

•	partnerships or other passthrough entities;

•	real estate investment trusts;

•	regulated investment companies;

•	pension plans, retirement plans, retirement accounts, and other tax-deferred accounts;

•	financial institutions;

•	insurance companies;

•	traders that have elected a mark-to-market method of accounting;

•	tax-exempt organizations;

•	persons that own or have owned, directly, indirectly, or constructively, more than 5% of the Shares;

•	passive foreign investment companies, controlled foreign corporations, and corporations that accumulate earnings to avoid U.S. federal income tax; and

•	persons who received their Shares upon the exercise of employee stock options or otherwise as compensation.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Shares acquired pursuant to the Secondary Offering and who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

For purposes of this summary, a “Non-U.S. Holder” is any person who is a beneficial owner of Shares acquired pursuant to the Secondary Offering who is not a U.S. Holder and is not a partnership or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner of such partnership generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding Shares are urged to consult their own tax advisers regarding the tax consequences relating to the ownership and disposition of Shares.

This summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular shareholder. Prospective investors are urged to consult their own tax advisers regarding the tax consequences of the ownership and disposition of Shares in light of their particular circumstances, as well as the tax consequences under state, local, and non-U.S. tax law and the possible effect of changes in tax law.

Tax Residence of the Company for U.S. Federal Income Tax Purposes

Although the Company is organized as a corporation under the OBCA, the Company takes the position that it is treated as a U.S. domestic corporation for all U.S. federal income tax purposes under Section 7874 of the Code and the Treasury Regulations thereunder. Accordingly, the Company generally will be subject to U.S. federal income tax on its worldwide income. The remainder of this summary assumes that the Company will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

Taxation of U.S. Holders

Distributions on Shares

The Company does not currently anticipate paying dividends on the Shares. In the event that the Company makes a distribution on Shares, the gross amount of such distribution (including any amount withheld to pay Canadian withholding taxes) generally will be treated as a dividend to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A distribution on Shares in excess of current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in such Shares and, to the extent in excess of adjusted basis, as capital gain, which will be subject to the rules discussed below under “—Sale or Other Taxable Disposition of Shares”. Dividends received by individuals and other non-corporate U.S. Holders generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements. Dividends received by corporate U.S. Holders may qualify for the dividends-received deduction, subject to various limitations.

As discussed above under the heading “Certain Canadian Federal Income Tax Considerations”, dividends paid by the Company to U.S. Holders generally will be subject to Canadian withholding tax, subject to reduction under an applicable income tax treaty. For U.S. foreign tax credit purposes, such dividends generally will not constitute foreign-source income for U.S. foreign tax credit purposes, based on the treatment of the Company as a U.S. domestic corporation under Section 7874 of the Code, as described above. Therefore, a U.S. Holder may not be permitted to claim a U.S. foreign tax credit for any such Canadian withholding tax, unless such U.S. Holder has sufficient foreign-source income from other sources and certain other conditions are met. However, the U.S. Holder may be entitled to a deduction for the U.S. Holder’s Canadian tax paid, provided the U.S. Holder has not elected to credit other foreign taxes with respect to the same taxable year.

The foreign tax credit rules are complex, and U.S. Holders are urged to consult their own tax advisers regarding the availability of foreign tax credits and the U.S. federal income tax treatment of distributions on Shares in light of their particular circumstances.

Sale or Other Taxable Disposition of Shares

A U.S. Holder who sells, exchanges, or otherwise disposes of Shares in a taxable transaction will recognize a gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Shares for more than one year at the time of the sale or other taxable disposition. For non-corporate U.S. Holders, long-term capital gains recognized in connection with a sale or other taxable disposition of Shares generally will be taxed at preferential capital gain rates.

The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. U.S. Holders are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of the sale, exchange, or other taxable disposition of Shares in light of their particular circumstances.

Receipt of Foreign Currency

The U.S. dollar value of any cash payment in Canadian dollars to a U.S. Holder will be translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. A U.S. Holder generally will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder that receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss and that generally would be U.S.-source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting and Backup Withholding

Dividend payments with respect to Shares and proceeds from the sale or other taxable disposition of Shares generally will be subject to information reporting to the IRS and possible backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Taxation of Non-U.S. Holders

Distributions on Shares

The Company does not currently anticipate paying dividends on the Shares. In the event that the Company makes a distribution on Shares, the gross amount of such distribution generally will be treated as a dividend to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A distribution on Shares in excess of current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in such Shares and, to the extent in excess of adjusted basis, as capital gain, which will be subject to the rules discussed below under “—Sale or Other Taxable Disposition of Shares”.

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate as is specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisers regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate as is specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders are urged to consult their own tax advisers regarding any applicable income tax treaties that may provide for different rules.

Sale or Other Taxable Disposition of Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon a sale, exchange, or other taxable disposition of Shares unless:

•	the gain is effectively connected with the holder’s conduct of a trade or business within the United States and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the holder in the United States, in which case, the holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to U.S. persons (and a corporate holder may be subject to the additional branch profits tax described above);

•	the holder is an individual that is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case, the holder generally will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S.-source capital losses, if any, realized during the same taxable year; or

•	the Company is or was a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for the Shares.

Generally, a corporation is a United States real property holding corporation if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The Company believes that it is not currently, and it does not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether the Company is a United States real property holding corporation is made from time to time and depends on the relative fair market values of its assets, there can be no assurance in this regard. If the Company were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally would not apply to a Non-U.S. Holder whose holdings, directly, indirectly, and constructively, constituted 5% or less of our Shares at all times during the applicable period, provided that our Shares are “regularly traded on an established securities market” (as provided in applicable Treasury Regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our Shares will be regularly traded on an established securities market for purposes of the rules described above. If a Non-U.S. Holder is subject to U.S. federal income tax pursuant to these rules, any gains on the sale or other disposition of such Shares would be taxed on a net income basis at the graduated rates applicable to U.S. persons, and the holder would be required to file a U.S. tax return with respect to such gains. Non-U.S. Holders are urged to consult their own tax advisers regarding the possible adverse U.S. federal income tax consequences to them if the Company is, or were to become, a United States real property holding corporation.

Information Reporting and Backup Withholding

Backup withholding will not apply to payments of dividends on the Shares to a Non-U.S. Holder, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person and the Non-U.S. Holder either provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a U.S. person or otherwise qualifies for an exemption. However, the applicable withholding agent generally will be required to report to the IRS and to such Non-U.S. Holder payments of dividends on the Shares and the amount of U.S. federal income tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of a treaty or agreement.

The gross proceeds from the sale or other disposition of Shares may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of Shares outside the United States through a non-U.S. office of a non-U.S. broker and the sale or disposition proceeds are paid to the Non-U.S. Holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sale or disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells Shares through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a U.S. person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payment of the proceeds of a sale or other disposition of the Shares to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a U.S. person (and the applicable withholding agent does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise qualifies for an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements Under FATCA

Under Sections 1471 through 1474 of the Code, and the Treasury Regulations and administrative guidance thereunder (“FATCA”), withholding tax may apply to certain types of payments made to “foreign financial institutions” (as defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on the Shares paid to a foreign financial institution or to a non-financial foreign entity, unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States may be subject to different rules. Under certain circumstances, a shareholder might be eligible for refunds or credits of such taxes. Proposed Treasury Regulations would eliminate the requirement to withhold tax under FATCA on gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. The IRS has announced that taxpayers are permitted to rely on the proposed regulations until final Treasury Regulations are issued. Non-U.S. Holders are encouraged to consult their own tax advisers regarding the effect of FATCA on their investment in Shares in light of their particular circumstances.

RISK FACTORS

An investment in the Registrable Shares is subject to a number of risks, including those set forth in the accompanying Shelf Prospectus, as well as in the Annual Information Form, the Annual MD&A and the Interim MD&A, all of which are incorporated by reference herein. Prospective investors should carefully consider these risks, in addition to information contained in this Prospectus Supplement, the Shelf Prospectus and the information incorporated by reference herein and therein, before purchasing Registrable Shares.

PROMOTER

Greybrook Health may be considered a promoter of the Company within the meaning of securities legislation of certain provinces and territories of Canada. Greybrook Health currently holds an approximate 28.1% ownership interest in the Company through ownership of 4,527,697 Shares. See “Selling Shareholders”.

LEGAL MATTERS

Certain legal matters relating to Canadian and United States law with respect to the Secondary Offering will be passed upon on behalf of the Company by Torys LLP. As of the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 – Annual Information Form) of Torys LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

AUDITORS AND TRANSFER AGENT AND REGISTRAR

KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario. Computershare Trust Company, N.A. serves as the U.S. transfer agent for the Shares.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (a) the documents listed under the heading “Documents Incorporated by Reference”; (b) powers of attorney from the Company’s directors or officers, as applicable; (c) the consent of KPMG LLP; and (d) the consent of Torys LLP.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes an offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and with the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel of Greenbrook TMS Inc. at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4 (telephone: (416) 915-9100), and are also available electronically at www.sedar.com and www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	July 22, 2021

GREENBROOK TMS INC.

Common Shares

Preferred Shares

Warrants

Subscription Receipts

Units

US$150,000,000

Greenbrook TMS Inc. (“Greenbrook” or the “Company”) may offer and issue from time to time common shares of the Company (“Common Shares”), preferred shares of the Company (“Preferred Shares”), warrants to purchase Common Shares or Preferred Shares (“Warrants”), subscription receipts (“Subscription Receipts”), or units (“Units”) comprised of one or more of the other securities described in this short form base shelf prospectus (the “Prospectus”) (all of the foregoing, collectively, the “Securities”) or any combination thereof for up to an aggregate initial offering price of US$150,000,000 (or the equivalent thereof in other currencies) during the 25-month period that this Prospectus, including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. One or more securityholders of the Company (each,a “Selling Shareholder”) may also offer and sell Securities under this Prospectus. See “Selling Shareholders”. The Company is filing this Prospectus in connection with the concurrent filing of a U.S. registration statement on Form F-10, of which this Prospectus forms a part (the “Registration Statement”), pursuant to the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). See “Available Information”.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i)    in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, the persons offering the Common Shares and any other terms specific to the Common Shares being offered, (ii) in the case of Preferred Shares, the number of Preferred Shares offered, the designation of a particular class or series, if applicable, the offering price, whether the Preferred Shares are being offered for cash, the dividend rate, if any, any terms for redemption or retraction, any conversion rights, and any other terms specific to the Preferred Shares being offered, (iii) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares or Preferred Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, and any other terms specific to the Warrants being offered, (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Preferred Shares or Warrants, as the case may be, and any other terms specific to the Subscription Receipts being offered, and (v) in the case of Units, the designation and terms of the Units and of the securities comprising the Units and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All shelf information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required under applicable securities laws. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

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(continued from cover)

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in those jurisdictions. The Company and the Selling Shareholder(s) may offer and sell the Securities to, or through, underwriters or dealers purchasing as principals and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of the Securities and will identify, if applicable, each underwriter, dealer or agent, as the case may be, engaged by the Company or the Selling Shareholder(s) in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the identity of the Selling Shareholder(s), if any, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company or the Selling Shareholder(s) will, or expects to receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, in the case of the Company but not the Selling Shareholders, sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions of the Canadian Securities Administrators (“NI 44-102”), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company and/or the Selling Shareholder(s). The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with any offering of Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GTMS” and on the Nasdaq Capital Market of The NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “GBNH”. Unless otherwise specified in the applicable Prospectus Supplement, no Securities, other than Common Shares, will be listed on any securities exchange.

The principal, head and registered office of the Company is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada, M4W 3P4. The Company’s United States corporate headquarters is located at 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, United States, 22102.

The Company is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective purchasers in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to financial statements of United States companies. The Company’s financial statements are audited in accordance with the Public Company Accounting Oversight Board (United States) auditing standards and Canadian and United States auditor independence standards.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Companyis incorporated under the laws ofthe Province of Ontario, Canada, that certain of its officers and directors and some of the experts named in the Prospectus are residentsof Canada, that some or all of theexperts, underwriters, dealers or agents named in any Prospectus Supplement may be residents of Canada, and that some of the Company’s assets and all or a substantial portion of the assets of these persons are located outside of the United States. See “Enforceability of Civil Liabilities in the United States”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective purchasers should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences for purchasers who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement. Prospective purchasers should read the tax discussion contained in this Prospectus under the heading “Certain Income Tax Considerations” as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Investing in the Securities involves certain risks. Prospective purchasers of the Securities should carefully consider all the information in this Prospectus and in the documents incorporated by reference in this Prospectus.

ii

TABLE OF CONTENTS

iii

GENERAL MATTERS

Unless otherwise noted or the context otherwise requires, the “Company”, “Greenbrook”, “we”, “us” or “our” refer to Greenbrook TMS Inc. together with its subsidiaries.

This Prospectus provides a general description of the Securities that we or a Selling Shareholder may offer. Each time we or a Selling Shareholder sells Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under “Documents Incorporated by Reference”.

Investors should rely only on information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide the investor with different information. The Company is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

All Common Share numbers in this Prospectus have been adjusted to give effect to the consolidation of all of the Company’s issued and outstanding Common Shares effected on February 1, 2021 on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares (the “Share Consolidation”).

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus and the documents incorporated by reference herein constitute forward-looking statements within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking information may relate to the Company’s future financial outlook and anticipated events or results and may include information regarding the Company’s business, financial position, results of operations, business strategy, growth plans and strategies, technological development and implementation, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding the Company’s expectations of future results, performance, achievements, prospects or opportunities or the markets in which it operates is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information in this Prospectus and the documents incorporated by reference herein includes, among other things, statements relating to: the Company’s expectations regarding its revenue, expenses, cash flow and operations; changes in laws and regulations affecting the Company and the regulatory environments in which it operates; the Company’s expectations regarding the potential market opportunity for the delivery of TMS (as defined below) therapy; the Company’s expectations regarding its growth rates and growth plans and strategies, including expectations regarding future growth of the TMS market; potential expansion of additional therapeutic indications approved for TMS therapy by the United States Food and Drug Administration (“FDA”); the Company’s business plans and strategies; the Company’s expectations regarding the implementation and expansion of the Spravato® pilot program; changes in reimbursement rates by insurance payors; the Company’s expectations regarding the outcome of litigation and payment obligations in respect of prior settlements; the Company’s ability to attract and retain medical practitioners and qualified technicians at the Company’s network of outpatient mental health service centers that specialize in TMS treatment (each, a “TMS Center”); the Company’s competitive position in its industry and its expectations regarding competition; anticipated trends and challenges in the Company’s business and the markets in which it operates; access to capital and the terms relating thereto; technological changes in the Company’s industry; the Company’s expectations regarding geographic expansions; the Company’s expectations regarding new TMS Center openings and the timing thereof; the Company’s expectations regarding mergers and acquisitions; successful execution of internal plans; anticipated costs of capital investments; the Company’s intentions with respect to the implementation of new accounting standards; and the impact of the novel coronavirus, COVID-19 (“COVID-19”), pandemic on the Company.

This forward-looking information and other forward-looking information are based on the Company’s opinions, estimates and assumptions in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward- looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

The forward-looking information in this Prospectus and the documents incorporated by reference herein is necessarily based on a number of opinions, estimates and assumptions that the Company considered appropriate and reasonable as of the date such statements were made. It is also subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward- looking information, including the following risk factors: successful execution of the Company’s growth strategies; inability to attract key managerial and other non-medical personnel; risks related to changes in reimbursement rates by commercial insurance plans, Medicare and other non-Medicare government insurance plans; imposition of additional requirements related to the provision of TMS therapy by commercial insurance plans, Medicare and other non-Medicare government insurance plans that increase the cost or complexity of furnishing TMS therapy; reduction in reimbursement rates by higher-paying commercial insurance providers; dependency on referrals from physicians and failure to attract new patients; failure to recruit and retain sufficient qualified psychiatrists; ability to obtain TMS devices (“TMS Devices”) from the Company’s suppliers on a timely basis at competitive costs could suffer as a result of deterioration or changes in supplier relationships or events that adversely affect the Company’s suppliers or cause disruption to their businesses; failure to reduce operating expenses and labor costs in a timely manner; inability to achieve or sustain profitability in the future or an inability to secure additional financing to fund losses; risks related to the use of partnerships and other management services frameworks; risks associated with leasing space and equipment for the Company’s TMS Centers; inability to successfully open and operate new TMS Centers profitably or at all; risks associated with geographic expansion in regions which may have lower awareness of the Company’s brand or TMS therapy in general; claims made by or against the Company, which may result in litigation; risks associated with professional malpractice liability claims; reduction in demand for the Company’s services as a result of new drug development and/or technological changes within the Company’s industry; impact of uncertainty related to potential changes to U.S. healthcare laws and regulations; risks associated with anti- kickback, fraud and abuse laws; risks associated with compliance with laws relating to the practice of medicine; the constantly evolving nature of the regulatory framework in which the Company operates; costs associated with compliance with U.S. federal and state laws and regulations and risks associated with failure to comply; assessments for additional taxes which could affect the Company’s operating results; inability to manage the Company’s operations at its current size; the Company’s competitive industry and the size and resources of some of its competitors; the labor-intensive nature of the Company’s business being adversely affected if it is unable to maintain satisfactory relations with its employees or the occurrence of union attempts to organize its employees; insurance-related risks; complications associated with the Company’s billing and collections systems; material disruptions in or security breaches affecting the Company’s information technology systems; natural disasters and unusual weather; disruptions to the operations at the Company’s head office locations; upgrade or replacement of core information technology systems; changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters; inability to maintain effective controls over financial reporting; risks associated with dilution of equity ownership; volatility in the market price for the Shares; prolonged decline in the price of the Shares reducing the Company’s ability to raise capital; significant influence of Greybrook Health Inc. (“Greybrook Health” or the “Promoter”); increases to indebtedness levels causing a reduction in financial flexibility; future sales of the Company’s securities by existing shareholders causing the market price for the Common Shares to decline; impact of future offerings of debt securities on dividend and liquidation distributions; no cash dividends for the foreseeable future; an active, liquid and orderly trading market for the Securities failing to develop; different shareholder protections in Canada as compared to the United States and elsewhere; treatment of the Company as a U.S. domestic corporation for U.S. federal income tax purposes; any issuance of Preferred Shares may hinder another person’s ability to acquire the Company; the Company’s trading price and volume could decline if analysts do not publish research or publish inaccurate or unfavorable research about the Company or its business; increases to costs as a result of operating as a U.S. public company; the Company’s potential to incur significant additional costs if it were to lose its “foreign private issuer” status in the future; the COVID-19 pandemic having a material adverse impact on the future results of the Company; and risks related to forward- looking information contained in this Prospectus and the documents incorporated by reference herein.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above should be considered carefully by readers. Additional information about these assumptions, risks and uncertainties is contained in this Prospectus under the heading “Risk Factors” and in the Company’s filings with securities regulators, including the Annual Information Form, the Annual MD&A and the Interim MD&A (each as defined below).

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company, including information obtained from third party industry analysts and other third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Prospectus or the documents incorporated by reference herein in connection with the statements or disclosure containing the forward-looking information. Readers are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to: no unforeseen changes in the legislative and operating framework for the Company’s business; no unforeseen changes in the prices for the Company’s services in markets where prices are regulated; no unforeseen changes in the reimbursement rates of commercial, Medicare and other non-Medicare government insurance plans; no unforeseen changes in the regulatory environment for the Company’s services; a stable competitive environment; and no significant event occurring outside the ordinary course of business.

Although the Company has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to the Company or that the Company presently believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward- looking information. There can be no assurance that such information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only to opinions, estimates and assumptions as of the date made. The forward-looking information contained in this Prospectus and the documents incorporated by reference herein represents the Company’s expectations as of the date of this Prospectus (or as of the date they are otherwise stated to be made) and are subject to change after such date. The Company disclaims any intention or obligation or undertaking to update or revise any forward- looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this Prospectus or the documents incorporated by reference herein is expressly qualified by the foregoing cautionary statements.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be filed with the SEC as part of the Registration Statement: (1)    the documents listed under the heading “Documents Incorporated by Reference”; (2) the consents of KPMG LLP and Torys LLP; and (3) the powers of attorney from the directors and certain officers of the Company. A copy of the form of warrant indenture or subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with, or furnished to, the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”).

AVAILABLE INFORMATION

The Company files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces and territories of Canada. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

The Company has filed with the SEC the Registration Statement relating to the Securities. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included in this Prospectus or incorporated herein by reference about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance investors should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies subject to the applicable provisions of the U.S. Exchange Act.

Investors may read any document that the Company has filed with, or furnished to, the SEC at the SEC’s website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents the Company has filed with the SEC’s Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements of the Company incorporated herein by reference and in any Prospectus Supplement are reported in U.S. dollars and have been prepared in accordance with IFRS. IFRS differs in some significant respects from generally accepted accounting principles in the United States, and thus the financial statements may not be comparable to financial statements of U.S. companies.

All dollar amounts in this Prospectus are expressed in United States dollars, except as otherwise indicated. References to “$”, “US$” or “dollars” are to United States dollars and references to “C$” are to Canadian dollars.

Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

EXCHANGE RATE INFORMATION

The following table sets forth, for each of the periods indicated, the high, low, average and period end spot rates of exchange for one United States dollar, expressed in Canadian dollars, published by the Bank of Canada.

	Year ended December 31,		Three months ended March 31,
	2020 (C$)	2019 (C$)	2021 (C$)	2020 (C$)
High	1.4496	1.3600	1.2828	1.4496
Low	1.2718	1.2988	1.2455	1.2970
Average	1.3415	1.3269	1.2660	1.3449
Period End	1.2732	1.2988	1.2575	1.4187

On July 21, 2021, the rate of exchange posted by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.00 = C$1.2589. The Company makes no representation that Canadian dollars could be converted into United States dollars at that rate or any other rate.

THE COMPANY

Operating through 130 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 620,000 TMS treatments to over 17,000 patients struggling with depression.

The principal, head and registered office of the Company is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4. The Company’s United States corporate headquarters is located at 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, United States, 22102.

Further information regarding the Company and its business is set out in the Annual Information Form, which is incorporated herein by reference.

RECENT DEVELOPMENTS

Completion of Private Placement

On June 14, 2021, the Company completed a non-brokered private placement (the “Private Placement”) of Common Shares in reliance upon rule 506(c) under the U.S. Securities Act. Pursuant to the Private Placement, an aggregate of 2,353,347 Common Shares were issued at a price of US$10.00 per share, for aggregate gross proceeds to the Company of approximately US$23.5 million. The financing was led by new investor Masters Special Situations, LLC and affiliates thereof (“MSS”). Additional new investors, including BioStar Capital, also participated in the financing, along with existing investors, Greybrook Health and 1315 Capital II, L.P. (“1315 Capital”). The Company intends to use the proceeds from the Private Placement for the development of new TMS Centers as well as working capital and general corporate purposes.

In connection with the Private Placement, MSS, Greybrook Health and 1315 Capital each received the right to appoint a nominee to the board of directors of the Company as well as rights to participate in future equity issuances by the Company in order to maintain such investors’ pro rata ownership interest in the Company. In addition, all of the Subscribers (as defined below) received customary resale, demand and “piggy- back” registration rights. See “Selling Shareholders” and “Material Contracts”.

COVID-19 Business Update

Our active TMS Centers are expected to remain open despite the COVID-19 pandemic to both current and new patients, including as “essential businesses” under local health protocols.

Our entire team continues to work tirelessly to deliver the highest quality of care at all of our TMS Centers, while at the same time taking all possible steps to safeguard the health and well-being of our patients, employees and physician partners. We see these challenging operating conditions as temporary and we are starting to see a positive change in sentiment.

The COVID-19 pandemic has negatively impacted payor processes, causing a slowdown in collections and payors’ responsiveness to billing related communications throughout fiscal 2020 and the three months ended March 31, 2021. We also experienced further delays in both credentialling and re-credentialling processes completed as part of our billing enhancements across our payor population. See “Risk Factors — The COVID-19 pandemic may have a material adverse effect on our business, financial condition and future growth opportunities”.

Supplemental Information Relating to Revenue and Accounts Receivable

The Company wishes to provide the following supplemental and clarifying information relating to the adjustment to its variable consideration estimate, which we refer to as a “provision” from time to time, recognized by the Company against revenue in the fourth quarter of the year ended December 31, 2020, as disclosed in the Annual MD&A incorporated by reference herein.

Due to the nature of our industry and complexity of our revenue arrangements, where price lists are subject to the discretion of payors, variable consideration exists that may result in price concessions and constraints to the transaction price for the services rendered.

In estimating this variable consideration, we consider various factors including, but not limited to, the following:

•	commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule for TMS (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual TMS provider;

•	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;

•	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;

•	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;

•	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and

•	variation in coverage for similar services among various payors and various payor benefit plans.

The Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period in which such variances become known.

The above factors are not related to the creditworthiness of the large medical insurance companies and government-backed health plans encompassing the significant majority of our payors. The payors (large insurers and government agencies) have the ability and intent to pay, but price lists for our services are subject to the discretion of payors. As a result, the adjustment to reduce the transaction price and constrain the variable consideration is a price concession and not indicative of credit risk on the payors (i.e. not a bad debt expense).

The COVID-19 pandemic negatively impacted payor processes through a lack of timely and accurate communication resulting in a greater chance of price concession. As a result, the following factors involved in estimating variable consideration further constrained the transaction price for services rendered:

•	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;

•	probability of failure in obtaining timely and accurate benefits information;

•	probability of failure in obtaining timely and accurate pre-authorization of services; and

•	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors.

During the initial onset of the COVID-19 pandemic, we expected a temporary impact to the payor processes, as described above, including the impact of our billing enhancements. However, when operations began to normalize in the fourth quarter of 2020, management determined that additional price concessions were necessary based on the continued nature of the impact to payor processes at that time.

A quantitative reconciliation of accounts receivable in respect of the years ended December 31, 2020 and 2019 and the three-month periods ended March 31, 2021 and 2020 are provided below, which includes a quantification of the provision for the adjustment to variable consideration estimate resulting from the additional price concessions which were deemed necessary:

(US$)	December 31, 2020	December 31, 2019	March 31, 2021	March 31, 2020
Opening accounts receivable balance as at January 1,	10,091,087	7,131,661	10,708,062	10,091,087
Revenue recognized based on expected value	46,284,419	35,685,531	12,482,512	11,420,502
Provision for adjustment to variable consideration estimate	(3,155,240)	—	(1,169,337)	—
Bad debt expense(1)	—	(2,894,989)	—	—
Payments received	(42,512,204)	(29,831,116)	(11,285,025)	(10,555,114)
Ending accounts receivable balance as at end of period	$10,708,062	$10,091,087	$10,736,212	$10,956,475

Note:

(1)	As described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2019, bad debt expense related to the write-off of accounts receivable that were identified during the migration to a scalable billing and reimbursement platform completed during the year ended December 31, 2019.

The Company’s aging schedule in respect of its accounts receivable balance as at December 31, 2020 and 2019, and as at March 31, 2021, are provided below:

	As at	As at	As at
	March 31,	December 31,	December 31,
Days since service delivered	2021	2020	2019
0-90	$4,959,069	$5,009,224	$5,208,231
91-180	$1,890,888	$2,317,030	$1,904,727
181-270	$1,700,847	$1,746,512	$1,354,368
270+	$2,185,408	$1,635,296	$1,623,761
Total accounts receivable	$10,736,212	$10,708,062	$10,091,087

Based on the Company’s industry, none of the accounts receivable in the table above are considered “past due”. Furthermore, the payors have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As such, the timing of collections is not linked to increased credit risk. The Company continues to collect on services rendered in excess of 24 months from the date such services were rendered.

TMS Center Expansion Opportunities

The Company is in various stages of negotiations and due diligence in respect of other potential TMS Center expansion opportunities. There can be no assurance that these negotiations will result in TMS Center expansion for the Company or, if they do, what the final terms or timing of such opportunities would be. The Company expects to continue current negotiations and discussions and actively pursue other TMS Center expansion opportunities, including through in-region growth and development, development of new regions and merger and acquisition opportunities. Candidate TMS practices that are considered for potential acquisitions are those with, among other potential attributes, well-established operations and regional footprints, experienced leadership and management teams and favorable payor contract terms. None of these potential acquisitions, if consummated, would constitute a “significant acquisition” for the Company under Part 8 of National Instrument 51-102 — Continuous Disclosure Obligations. Furthermore, the Company’s current cash balance and working capital as at the date hereof will not be utilized to fund any cash consideration necessary to fund the purchase price in respect of any merger and acquisition opportunities. Instead, management plans to secure any necessary additional financing through the issuance of new public or private equity or debt instruments, and no merger and acquisition opportunities will be consummated until such additional financing has been completed. There can be no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management. See “Risk Factors”.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada and which have been filed with the SEC in the United States as exhibits to the Registration Statement. Copies of these documents may be obtained on request without charge from the General Counsel of Greenbrook at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4, by telephone at (416) 915-9100 or by accessing these documents through the Internet on the Company’s website at www.greenbrooktms.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, the following documents of the Company filed with the securities commissions or similar regulatory authorities in Canada and which have been filed with the SEC in the United States as exhibits to the Registration Statement are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the Company’s annual information form for the year ended December 31, 2020 dated March 30, 2021 (the “Annual Information Form”);

(b)	the audited consolidated financial statements of the Company for the financial years ended December 31, 2020 and December 31, 2019, and the notes thereto together with the report of the independent auditors thereon (the “Annual Financial Statements”);

(c)	management’s discussion and analysis of the Company dated March 30, 2021 for the Annual Financial Statements (the “Annual MD&A”);

(d)	the unaudited condensed interim consolidated financial statements of the Company and the notes thereto for the three-month periods ended March 31, 2021 and 2020 (the “Interim Financial Statements”);

(e)	management’s discussion and analysis of the Company dated May 14, 2021 for the Interim Financial Statements (the “Interim MD&A”);

(f)	the management information circular of the Company dated December 4, 2020 in connection with its special meeting of shareholders held on January 12, 2021;

(g)	the management information circular of the Company dated May 7, 2021 in connection with its annual and special meeting of shareholders held on June 14, 2021;

(h)	the material change report of the Company dated February 2, 2021 in respect of the Share Consolidation;

(i)	the material change report of the Company dated January 11, 2021 in respect of the Company’s US$30 million secured credit facility with Oxford Finance LLC (the “New Credit Facility”); and

(j)	the material change report of the Company dated June 22, 2021 in respect of the Private Placement.

Any document of the type referred to in section 11.1 of Form  44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in Canada and the United States after the date of this Prospectus and all Prospectus Supplements, disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and the United States and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus. In addition, any “template version” of “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements) filed after the date of a Prospectus Supplement and prior to the termination of the offering of Securities to which such Prospectus Supplement relates, shall be deemed to be incorporated by reference into such Prospectus Supplement. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. In addition, the Company may incorporate by reference as an exhibit to the Registration Statement or into the Prospectus which forms a part of the Registration Statement, information from documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and prospective purchasers of Securities should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Upon a new annual information form and related annual consolidated financial statements being filed by the Company with the applicable securities regulatory authorities during the duration that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements, and in each case the accompanying management’s discussion and analysis, information circulars (to the extent the disclosure is inconsistent) and material change reports filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the duration that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

CONSOLIDATED CAPITALIZATION

The table below sets forth our capitalization as of March 31, 2021 (1) on an actual basis and (2) as adjusted to give effect to the Private Placement. You should read this table in conjunction with our Interim Financial Statements which is incorporated by reference herein.

	As of March 31, 2021
	(Actual)	(As adjusted)
(US$)	(Unaudited)
Cash	$5,933,799	$29,467,269
Long-term portion of:
Loans payable	$14,762,928	$14,762,928
Deferred grant income(1)	155,239	155,239
Lease liabilities(2)	22,572,241	22,572,241
Total long-term debt	$37,490,408	$37,490,408
Equity
Shares	$63,254,170	$86,787,640
Contributed surplus	3,548,936	3,548,936
Deficit	(67,828,530)	(67,828,530)
Non-controlling interest	(1,110,172)	(1,110,172)
Total equity	$(2,135,596)	$21,397,874
Total capitalization (long-term debt and equity)	$35,354,812	$58,888,282

Notes:

(1)	The deferred grant income arises from the difference between the fair value of the Company’s unsecured loan in the amount of US$3,080,760 made under the United States Paycheck Protection Program at inception and the loan proceeds received therefrom in April 2020.

(2)	Under IFRS 16 — Leases, a lessee is required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make future lease payments for all leases with a term of more than 12 months.

USE OF PROCEEDS

The use of the net proceeds from the sale of Securities will be described in a Prospectus Supplement relating to the specific issuance of such Securities. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds of the offering or from the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

The Company will not receive any proceeds from any sale of Securities by a Selling Shareholder.

SELLING SHAREHOLDERS

This Prospectus may also, from time to time, relate to the offering of the Securities by way of a secondary offering (each, a “Secondary Offering”) by one or more Selling Shareholders. As of the date of this Prospectus, the potential Selling Shareholders include MSS, 1315 Capital, Greybrook Health, BioStar Capital, Steward Capital Holdings, LP, and Avenaero Holdings, LLC (collectively, the “Subscribers”). Each such Subscriber has certain customary registrations rights, granted by us under certain registration rights agreements, for the future resale in the United States of the Common Shares purchased by such Subscribers, including in connection with the Private Placement. See “Recent Developments – Completion of Private Placement”. Other shareholders of the Company may, however, become a Selling Shareholder under this Prospectus during the 25-month period that this Prospectus, including any amendments thereto, remains effective.

The terms under which the Securities may be offered by Selling Shareholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any Secondary Offering will include, without limitation, where applicable: (i) the names of the Selling Shareholders; (ii) the number and type of Securities owned, controlled or directed by each Selling Shareholder; (iii) the number of Securitiesbeing distributed for the accounts of each Selling Shareholder; (iv) the number of Securities to be owned, controlled or directed by each Selling Shareholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities of the class or series; (v) whether the Securities are owned by the Selling Shareholders, both of record and beneficially, of record only or beneficially only; (vi) if a Selling Shareholder purchased any of the Securities held by such Selling Shareholder in the 12 months preceding the date of the Prospectus Supplement, the date or dates the Selling Shareholder acquired the Securities; (vii) if a Selling Shareholder acquired the Securities held by such Selling Shareholder in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Shareholder in the aggregate and on a per security basis; and (viii)  the disclosure required by Item 1.11 of Form 44-101F1 — Short Form Prospectus, and, if applicable, each Selling Shareholder will file a non-issuer’s submission to jurisdiction form with the applicable Prospectus Supplement. No Selling Shareholder may distribute Securities pursuant to an “at-the-market distribution” in Canada.

PLAN OF DISTRIBUTION

The Company and the Selling Shareholders may from time to time during the 25-month period that this Prospectus, including any amendments thereto, remains effective, offer for sale and issue up to an aggregate of US$150,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in Securities hereunder. To the extent there are any Secondary Offerings, the aggregate amount of Securities that may be offered and sold by the Company hereunder shall be reduced by the aggregate amount of such Secondary Offerings.

The Company and the Selling Shareholders may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company or any Selling Shareholder in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the identity of the Selling Shareholders, if any, the initial issue price, the proceeds that the Company or the Selling Shareholder, as applicable, will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re- allowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. In addition, one or more Selling Shareholders may sell Securities to or through underwriters or dealers purchasing as principals and may also sell Securities to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, NASDAQ or other existing trading markets for the Common Shares. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company, any Selling Shareholder or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian and/or U.S. securities legislation and any such compensation received by them from the Company or any Selling Shareholder and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an “at-the-market distribution”, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company and/or any Selling Shareholder, to indemnification by the Company and/or any Selling Shareholder against certain liabilities, including liabilities under Canadian and/or U.S. securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions of or attaching to the Common Shares. The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As at July 21, 2021, there were 16,094,135 Common Shares and no Preferred Shares issued and outstanding.

Common Shares

Each Common Share entitles the holder thereof to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. The holders of Common Shares are entitled to receive if, as and when declared by the board of directors of the Company (the “Board”), dividends in such amounts as shall be determined by the Board in its discretion. The holders of Common Shares have the right to receive the Company’s remaining property and assets after payment of debts and other liabilities on a pro rata basis in the event of a liquidation, dissolution or winding- up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Further information relating to the Common Shares is set out in the Annual Information Form, which is incorporated by reference herein.

Preferred Shares

The Preferred Shares may be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the Board. The directors shall determine before the issue thereof the designations, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series including the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, any voting rights, any conversion rights and any sinking fund or other provisions.

The Preferred Shares of each series will, with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given such other preferences over the Common Shares and over any other shares ranking junior to the Preferred Shares as may be fixed by the directors.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX under the symbol “GTMS” and on NASDAQ under the symbol “GBNH”. The following tables show the monthly range of high and low prices per Common Share at the close of market on the TSX and NASDAQ, as well as total monthly volumes of the Common Shares traded on the TSX and NASDAQ for the periods indicated:

TSX(1)

	High	Low
	(C$)	(C$)	Volume
2020
July	8.00	7.00	27,426
August	7.80	6.75	75,217
September	7.80	6.60	125,557
October	8.25	6.50	112,452
November	7.80	6.65	351,154
December	13.85	7.00	279,064
2021
January	20.45	11.15	330,406
February	22.40	17.50	519,725
March	19.80	14.24	446,792
April	17.58	13.00	101,864
May	14.69	11.80	117,680
June	16.63	11.70	149,677
July 1-21	16.49	14.06	36,460

Note:

(1)	The Shares commenced trading on the TSX on a post-Share Consolidation basis effective at the opening of trading on February 4, 2021. The data presented in the table above is shown on a post-Share Consolidation basis for all periods.

NASDAQ(2)

	High (US$)	Low (US$)	Volume
2021
March 16-31	16.00	11.55	32,680
April	14.00	10.79	25,965
May	12.01	9.23	55,331
June	13.89	9.55	171,350
July 1-21	13.01	11.13	63,809

Note:

(2)	The Shares commenced trading on NASDAQ on March 16, 2021.

PRIOR SALES

The Company has not issued any Common Shares, or securities convertible or exchangeable into Common Shares, during the 12-month period preceding the date of this Prospectus, except as described below:

	Type of Securities	Number of Securities	Issue/Exercise Price
Date Issued	Issued	Issued	Per Share		Nature of Issuance
December 31, 2020	Warrants	51,307	C$	11.20	Issuance of Lender Warrants
February 4, 2021	Common Shares	1,800	C$	16.25	Exercise of Broker Warrants
February 17, 2021	Stock Options	139,500	C$	20.43	Stock Option Grant
March 26, 2021	Common Shares	231,011	C$	16.70	Earn-Out Consideration(1)
April 27, 2021	Common Shares	500	US$	7.50	Exercise of Stock Options
May 14, 2021	Stock Options	5,000	US$	10.70	Stock Option Grant
May 25, 2021	Common Shares	5,000	US$	5.00	Exercise of Stock Options
June 14, 2021	Common Shares	2,353,347	US$	10.00	Private Placement

Note:

(1)	A portion of the purchase price payable in respect of the acquisition of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS”) is subject to an earn-out based on the earnings before interest, tax, depreciation and amortization achieved by Achieve TMS during the twelve-month period following September 26, 2019 (the “Earn-Out”). The Earn-Out was partially settled through the issuance of an aggregate of 231,011 Common Shares to the vendors on March 26, 2021.

DESCRIPTION OF WARRANTS

The Company may issue Warrants to purchase Common Shares or Preferred Shares. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus. Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities.

Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between the Company and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of each warrant indenture relating to any offering of Warrants will be filed by the Company with the securities regulatory authorities in Canada and the United States after it has been entered into by the Company, and will be incorporated by reference as an exhibit to the Registration Statement.

The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement. The Prospectus Supplement relating to any Warrants the Company offers will describe the Warrants and the specific terms relating to the offering. The description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the designation, number and terms of the Common Shares or Preferred Shares, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

•	if the Warrants are issued as a unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•	material U.S. and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants. The Company may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Company may issue Subscription Receipts separately or together with Common Shares, Preferred Shares or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that may be offered by the Company pursuant to this Prospectus.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. A copy of each subscription receipt agreement relating to any offering of Subscription Receipts will be filed by the Company with the securities regulatory authorities in Canada and the United States after it has been entered into by the Company, and will be incorporated by reference as an exhibit to the Registration Statement. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	conditions to the exchange of Subscription Receipts into Common Shares, Preferred Shares or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

•	the procedures for the exchange of the Subscription Receipts into Common Shares, Preferred Shares or Warrants;

•	the number of Common Shares, Preferred Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Preferred Shares or Warrants;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	material U.S. and Canadian federal income tax consequences of owning the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities subject to the Subscription Receipts.

DESCRIPTION OF UNITS

The Company may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. A unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The applicable Prospectus Supplement will describe the terms of the Units. The description will include, where applicable:

•	the designation of the Units and of the Securities comprising the Units;

•	the aggregated number of Units offered;

•	the price at which the Units will be offered;

•	the currency or currencies in which the Units will be offered;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•	whether the Units and the securities comprising the Units are to be issued in registered form, “book- entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; and

•	any other material terms or conditions of the Units.

Unit certificates, if any, will be exchangeable for new Unit certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Units, holders of Units will not have any of the rights of holders of the securities subject to the Units.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax considerations generally applicable to the acquisition, ownership and disposition of any Securities offered thereunder by an investor who is a United States person.

RISK FACTORS

Prospective purchasers of Securities should carefully consider the risk factors described in this Prospectus, those described in a document incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities. Discussions of certain risks affecting the Company in connection with its business are provided in the Company’s disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus.

The COVID-19 pandemic may have a material adverse effect on our business, financial condition and future growth opportunities

On January 30, 2020, the World Health Organization declared a global emergency with respect to the outbreak of COVID-19 and then characterized it as a pandemic on March 11, 2020. The outbreak has spread globally, causing public health authorities to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these effects are expected to be temporary and may be relaxed or rolled back if and when the COVID-19 pandemic abates, the actions may be reinstated as the pandemic continues to evolve and in response to actual or potential resurgences. The duration of the resulting business disruptions and related financial impact cannot be reasonably estimated at this time. While all of the Company’s TMS Centers remain open, and are expected to remain open, during the pandemic, the Company experienced a temporary decline in both patient visits/treatments and new patient treatment starts during the year ended December 31, 2020 as a result of the various “stay at home”, “shelter in place” and/or other restrictions imposed in response to the COVID-19 pandemic. This decline negatively impacted the Company’s business, and in particular has negatively impacted the Company’s cash flows during the year.

As a result of our lower than expected cash flows during 2020, the Company was required to obtain additional financing through the 2020 Equity Offering (as defined below) and under the New Credit Facility, the first $15 million tranche of which closed on December 31, 2020. However, it is possible that our consolidated results in future periods will be negatively impacted by the COVID-19 pandemic. In addition, following the initial closing under the New Credit Facility and the successful completion of the Private Placement, the Company expects to have available liquidity for approximately the next 12 to 14 months. Although we believe we will become cash flow positive in the future, we may require additional financing to fund operating and investing activities, and we can provide no assurance that such financing will be available on acceptable terms, or at all. These conditions indicate the existence of a material uncertainty that may cast substantial doubt as to our ability to continue as a going concern, as our independent auditors have indicated in an explanatory paragraph to their audit opinion issued in connection with, and as discussed in Note 2(a) to, our Annual Financial Statements. The failure to raise such capital when required could result in the delay or indefinite postponement of current business objectives and additional financing may not be available on favorable terms or at all.

The Company relies on third-party suppliers and manufacturers for its TMS Devices. This outbreak has resulted in the extended shutdown of certain businesses around the globe, which may in turn result in disruptions or delays to the Company’s supply chain. These may include disruptions from the temporary closure of third-party supplier and manufacturer facilities, interruptions in TMS Device supply or restrictions on the export or shipment of TMS Devices. Any disruption to the Company’s suppliers and their contract manufacturers will likely impact the Company’s revenue and operating results. The outbreak of COVID-19 may also impact the availability of key TMS Device components, logistics flows and the availability of other resources to support critical operations.

The Company also relies on payors to make timely payments to it for services provided to their beneficiaries. If payors are negatively impacted by a decline in the economy, including as a result of the COVID-19 pandemic, the Company may experience slowdowns in collections and a reduction in the amounts it expects to collect.

A local, regional, national or international outbreak of a contagious disease, including, but not limited to, COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or a fear of any of the foregoing, could adversely impact the Company by causing operating delays and disruptions, labor shortages and shutdowns (including as a result of government regulation and prevention measures). If the Company is unable to mitigate the impacts of the COVID-19 pandemic on operations, its costs may increase and revenue could decrease. It is unknown how the Company may be affected if such an epidemic persists for an extended period of time. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for the services the Company provides.

The future impact of the outbreak is highly uncertain and cannot be predicted, and there is no assurance that the outbreak will not have a material adverse impact on the Company’s future results. The extent of the impact will depend on future developments, including actions taken to contain COVID-19.

We have identified material weaknesses in our internal controls over financial reporting, and an inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements and/or call into question the reliability of our financial statements

We are responsible for establishing and maintaining adequate internal controls over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of our inherent limitations and the fact that we are a relatively new public company and are implementing new financial control and management systems, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the market price of the Shares and harm our ability to raise capital in the future.

In connection with the audit of our consolidated financial statements that were prepared in accordance with IFRS, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), our management identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The Company discovered that, as an emerging growth company, it did not have the formalized internal control environment necessary to satisfy the accounting and financial reporting requirements, including a lack of documentation of its existing internal control environment. The control breakdown that gave rise to the material audit adjustment to revenue for the estimate for variable consideration identified by the external auditors was inadequate review and scrutiny of judgement involved in the application of IFRS 15, Revenue from Contracts with Customers to changes to variable consideration estimates at December 31, 2020. The material weaknesses that our management identified related to the following:

•	the Company did not have an effective risk assessment process that successfully identified and assessed risks of misstatement to ensure controls were designed and implemented to respond to those risks;

•	the Company did not have an effective monitoring process to assess the consistent operation of internal control over financial reporting and to remediate known control deficiencies; and

•	the Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries.

These control deficiencies are pervasive in impact and resulted in certain material misstatements to the Company’s financial statements identified through the audit, and which were corrected by management. Identified errors resulted in certain adjustments to the amounts or disclosures included revenue, share-based compensation, contributed surplus, cash, accounts receivable, accounts payable and accrued liabilities, loans payable, lender warrants, and professional and legal fees. These errors were corrected prior to the release of the Annual Financial Statements.

The existence of these material weaknesses creates a reasonable possibility that an error may not be prevented or detected in the Company’s annual or interim financial statements on a timely basis.

We have established a remediation plan which includes the following specific remedial actions undertaken by management:

•	implementing a system to manage and automate our internal control over financial reporting processes and procedures;

•	hiring additional accounting and finance resources and personnel with expertise in internal control over financial reporting;

•	implementing processes and controls to better identify and manage the consistent operation of internal control over financial reporting and remediate known control deficiencies, including maintaining appropriate segregation of duties;

•	implementing journal entry approval workflow within our key financial system; and

•	retaining an international accounting firm to conduct a comprehensive assessment of our internal control over financial reporting processes and procedures and make recommendations for additional improvements to such processes and procedures.

We will take all measures necessary to address and cure the underlying causes of the material weaknesses. Once implemented, our remediation plan may take significant time and expense to be fully implemented and may require significant management attention, and our efforts may not prove to be successful in remediating the material weakness and do not guarantee that we will not suffer additional material weaknesses and/or significant deficiencies in the future. At this time, management estimates that it will have remediated the material weaknesses described above by the end of fiscal 2021.

Despite the material weaknesses, and based on management’s assessment, management has concluded that the Company’s control environment continued to result in financial statements in prior periods that presented fairly, in all material respects, the Company’s financial position, results of operations, changes in equity (deficit) and cash flows in accordance with IFRS. As a result, no changes to the required conclusions made by the Company’s certifying officers were necessary. Furthermore, management has concluded that the Annual Financial Statements present fairly, in all material respects, the Company’sfinancial position, results of operations, changes in equity (deficit) and cash flows in accordance with IFRS.

If our management is unable to certify the effectiveness of our internal controls or if additional material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of the Common Shares. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in the market price of the Common Shares and harm our ability to raise capital.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the Common Shares.

As a result of our NASDAQ listing, we are now subject to the requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Section 404 of Sarbanes-Oxley (“Section 404”) requires companies subject to the reporting requirements of the U.S. securities laws to complete a comprehensive evaluation of our internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”),

we are classified as an “emerging growth company”. Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. Under this exemption, our independent auditor will not be required to attest to and report on management’s assessment of our internal control over financial reporting during a transition period of up to five years from our initial registration in the United States. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, we believe that our business will grow in the United States, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of our testing, our management may identify additional material weaknesses or significant deficiencies, which may not be remedied in a timely manner. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies additional material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

Cash flow from operations and need for additional financing

To date, we have had negative cash flow from operating activities. Although we believe that we will have positive cash flow from operating activities in the future, we may require additional financing to fund operating and investing activities. To the extent that we have negative cash flows in future periods, certain of the proceeds of any offering may need to be allocated to funding this negative cash flow in addition to our operational expenses or other activities. While the New Credit Facility provides the Company with an option of drawing up to an additional US$15 million in three US$5 million delayed-draw term loan tranches within the 24 months following closing of the New Credit Facility, the ability to draw on such delayed-draw term loans is subject to the Company achieving specific financial milestones relating to the achievement of certain tiered EBITDA and revenue targets; debt-to-EBITDA ratio and debt-to-enterprise value ratio targets; and minimum unrestricted cash and daily average unrestricted cash requirements. As of the date of this Prospectus, the Company does not currently meet these financial milestones and is, therefore, unable to draw down on any of the delayed-draw term loan tranches under the New Credit Facility at this time.

The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this cash budget and considering its anticipated cash flows from regional operations, its holdings of cash, the New Credit Facility and the net proceeds from the Private Placement, the Company believes that it has sufficient capital to meet its future operating expenses, capital expenditures and future debt service requirements for approximately the next 12 to 14 months. The Company’s cash balance and working capital as at June 30, 2021 was approximately US$19.0 million and US$14.3 million, respectively.

If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management. The failure to raise such capital could result in the delay or indefinite postponement of all or any of the Company’s current contemplated or future business objectives and expansion plans and impede its continued development and growth. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. If additional funds are raised through issuances of equity, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares.

In connection with the Company’s C$15 million (approximately $10.8 million) public offering of Common Shares completed on May 21, 2020 (the “2020 Equity Offering”), the Company noted that, basedon its cash budget and considering its anticipated cash flows from regional operations, the cost containment measures implemented by the Company as a result of the COVID-19 pandemic, and its holdings of cash and assuming the net proceeds from the 2020 Equity Offering, the Company believed that it had sufficient capital to meet its future operating expenses, capital expenditures and future debt service requirements for approximately 18 months. As a result of a number of underlying factors, the Company reduced this estimate in its management’s discussion and analysis for the financial year ended December 31, 2020 incorporated by reference herein to three months (as of March 30, 2021). The underlying factors that were primarily responsible for the reduction from the May 2020 budget/forecast included:

•	US$15.7 million of increased operational cash burn as compared to the Company’s original estimate in connection with the 2020 Equity Offering, primarily due to (i) a decrease in revenue (as a result of lower patient volumes than anticipated in the original estimate) and collections (as a result of lower than anticipated cash collections due to the negative impact that the COVID-19 pandemic had on payor processes) and (ii) higher than anticipated employee compensation costs as a result of furloughed staff returning earlier than anticipated. This figure is distinct from the $3,155,240 provision for adjustment to variable consideration estimate as described under “Recent Developments — Supplemental Information Relating to Revenue and Accounts Receivable” in this Prospectus;

•	US$7.2 million of additional unforeseen expenses due to the out-performance of Achieve TMS which resulted in an earn-out payable to the vendors that was higher than anticipated; and

•	US$1.0 million of additional unforeseen expenses associated with the preparation and ultimate listing of the Common Shares on NASDAQ.

MATERIAL CONTRACTS

Except for material contracts entered into in the ordinary course of business, the only material contracts entered into by the Company within the most recently completed financial year and through to the date of this Prospectus, or prior thereto and that are still in effect as of the date hereof, are set forth below:

(a)	The credit and security agreement dated December 31, 2020 between the Company and Oxford Finance LLC;

(b)	The securities purchase agreement dated June 14, 2021 among the Company and the Subscribers entered into in connection with the Private Placement;

(c)	The registration rights agreement dated June 14, 2021 among the Company and the Subscribers entered into in connection with the Private Placement; and

(d)	The investor rights agreement dated June 14, 2021 among the Company, MSS, Greybrook Health and 1315 Capital entered into in connection with the Private Placement.

Additional details with respect to the terms of these contracts are included elsewhere in this Prospectus or in the documents incorporated by reference herein. Copies of the material contracts noted above are available under the Company’s SEDAR profile at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov.

PROMOTER

Greybrook Health may be considered a promoter of the Company within the meaning of securities legislation of certain provinces and territories of Canada. GreybrookHealth currently holds an approximate 28.1% ownership interest in the Company through ownership of 4,527,697 Shares.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated June 29, 2021, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to an “at-the-market distribution”. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market distribution”) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.

LEGAL MATTERS

Certain legal matters relating to the offering of Securities hereunder will be passed upon on behalf of the Company by Torys LLP with respect to Canadian and U.S. legal matters. At the date hereof, the partners and associates of Torys LLP, as a group, beneficially own, directly or indirectly, less than one per cent of any outstanding securities of the Company or any associate or affiliate of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario. Computershare Trust Company, N.A. serves as the U.S. transfer agent for the Common Shares.

ENFORCEABILITY OF CIVIL LIABILITIES IN THE UNITED STATES

The Company is a corporation incorporated under and governed by the Business Corporations Act (Ontario). Some of the Company’s directors and officers and some of the experts named in this Prospectus reside principally in Canada, and some of the Company’s assets and all or a substantial portion of the assets of these persons is located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

The Company has filed with the SEC, concurrently with the initial filing of the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed TMS NeuroHealth Centers Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus.